<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of June and July, 2007

<u>Cusac Gold Mines Ltd. (File #0-000000)</u>
(Translation of registrant's name into English)

<u>1600 – 409 Granville Street, Vancouver, BC V6C 1T2</u>
(Address of principal executive offices)

<u>Attachments:</u>

1.   News Release dated June 5, 2007
2.   News Release dated June 8, 2007
3.   News Release dated June14, 2007
4.   News Release dated July 5, 2007
5.   News Release dated July 23, 2007
6.   News Release dated July 31, 2007
7.   Quarterly Report for the period ending June 30, 2007
8.   Management Discussion and Analysis for period ending June 30, 2007
9.   Certification of Interim Filings

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>CUSAC GOLD MINES LTD.</u>
(Registrant)

Date: <u>August 28, 2007</u>

By: ***"David H. Brett"***
        David H. Brett
Its: <u>President & CEO</u>



1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

Cusac Commences Oro Vein Drilling, Acquires New Taurus Area Claims

Vancouver, BC, June 5, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company has commenced diamond drilling on the Oro Vein located within the Taurus II area of the Company's 100% owned Table Mountain Property in Northern BC. The Oro Vein system has strong potential to host both high-grade vein and large tonnage lower grade gold mineralization. Also, the Company has acquired the Wing Gold 1-3 and a number of other Table Mountain area mineral claims from an individual for $10,000 and 200,000 common shares of stock.

The Wing Gold 1-3 claims cover the historic "Wing's Canyon" area, location of a massive swarm of quartz veins outcropping that is part of a larger, northeasterly-trending quartz vein system. Wings Canyon formed part of the original Taurus Project as explored by Cyprus Canada in 1995-1996. The system connects the current Taurus Project to the north and the Taurus II Project to the south and lies 1.5 kilometers from the Company's current drilling at the Oro Vein. The Wing's Canyon area was considered by Cyprus to be prospective for Taurus style low-grade, near surface, bulk-minable gold mineralization.

Cusac is working with American Bonanza Gold Corporation to complete a definitive agreement relating to the consolidation of the 1.04 million ounce (inferred) Taurus Project as soon as possible. Once the agreement has closed, the Company plans to initiate a comprehensive exploration program.

"The acquisition of the Wings Canyon ground unites the Taurus and Taurus II areas and adds significantly to Cusac's bulk tonnage exploration potential," said Cusac CEO David Brett. "The Cassiar Gold Camp is well known for high-grade gold production, but we feel the area's larger scale gold production potential will be the emerging story going forward."

George Sanders, P.Geo, is a Qualified Person under National Instrument 43-101 for the technical portion of this News Release.

Cusac Gold Mines Ltd., in existence since 1966, is a gold production and exploration company focused on the Cassiar Gold Camp in northern British Columbia. Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

Forward Looking Statements
There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "plans", will", "estimate", "continue", "anticipates", "intends", "expects" and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac's exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.



Cusac Signs Final Agreement Consolidating 1.04 Million Ounce Taurus Resource

For Immediate Release. Vancouver, BC, June 8, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Cusac"), reports that Cusac has executed a definitive option agreement (the "Agreement") to acquire 46 mineral claims near Cassiar, British Columbia (the "Property") from American Bonanza Gold Corp. ("Bonanza"). The Property covers the majority of the Taurus Deposit that hosts a 43-101 compliant inferred resource of 1.04 million ounces of gold. The balance of the resource is held 100% by Cusac.

The Taurus Deposit is an advanced-stage exploration project estimated to host an inferred resource of 32 million tonnes grading 1 gram of gold per tonne. Work completed to date includes over 370 drill holes, significant metallurgical testing, extensive geophysical and geochemical surveys, and detailed scoping studies carried out by Cyprus Canada, Inc. in 1995 and 1996. The Cyprus data base, together with additional work by Cusac, Bonanza and others, will help Cusac in advancing the project rapidly.

"Cusac's vision is to develop the Taurus and surrounding Taurus II mineralization into a large scale gold mine capable of producing over 100,000 ounces of gold per year," said Cusac CEO David H. Brett. "Our deep knowledge of the Cassiar Gold Camp, combined with a very extensive database of past work, provides Cusac with a firm foundation to quickly advance Taurus towards the feasibility stage."

The Agreement calls for Cusac to pay 1,500,000 common shares on closing, $6 million over 2 years ($1.5 million every 6 months), and $3 million upon completion of a positive feasibility study recommending production, or production, whichever comes first. A further 1,500,000 shares are payable in 2 years. In the event that the price of gold closes above US$800 per ounce for a period of 100 consecutive days, Cusac is to pay Bonanza an additional $1 million in 2 years and an additional $1 million at feasibility. Cusac may elect to complete the purchase within the first 12 months which will limit Cusac's payments to $6 million, 1,500,000 shares and $3 million at feasibility. Part of the Property is subject to a 2.5% net smelter royalty in favor of Sable Resources Ltd.

George Sanders, P.Geo, is a Qualified Person under National Instrument 43-101 for the technical portion of this News Release.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the Cassiar Gold Camp in northern British Columbia. Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "plans", will", "estimate", "continue", "anticipates", "intends", "expects" and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac's exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.



CUSAC
gold mines ltd.

1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

New 43-101 Report Confirms 1.04 Million Ounce Taurus Resource
Taurus Drilling Underway, Oro Assays Pending

Vancouver, BC, June 14, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, "Cusac"), reports that a National Instrument 431-103 compliant technical report prepared by Wardrop Engineering Inc. has confirmed that the Taurus Deposit contains an Inferred Mineral Resource of 32.4 million tonnes at an average gold grade of 1 g/t, equating to 1,040,886 troy ounces of gold (see table below). The report also includes a $1 million recommended exploration program.

A 25-hole diamond drill program is now underway to expand and further define the Taurus Deposit. A team of geologists led by Cusac VP of Exploration Lesley Hunt and Senior Project Geologist Mike Glover is supporting the drill program and executing on a series of other recommendations in the report. Drilling on the Oro Vein is now complete and assays are pending.

The Taurus Deposit is located partly within claims under option from another company and partly within Cusac's 100% owned 175 square kilometer Cassiar Gold Property (formerly called the Table Mountain Gold Property), which also hosts the Table Mountain Gold Mine, the Taurus II Project, and many other gold prospects along a 10 Kilometer long gold trend. A copy of the Wardrop report will shortly be available online at www.sedar.com.

Cusac believes that the Taurus Deposit resource has the potential to increase in size, grade and resource confidence level, particularly in the 88-Hill and 88-West zones, which form the heart of the deposit. Cusac's immediate goal is to complete the additional work required to commence an NI43-101 compliant pre-feasibility study, focusing on the 88-Hill zone as a potential starter pit.

A previous scoping study was completed by Mineral Resources Development Inc. in 1996 for Cyprus Canada Inc. and metallurgical testing was carried out at that time by Hazen Research and others. The Hazen work showed 77% whole ore cyanide leach gold recovery for crushed and milled 88-Hill mineralization and 95% floatation recovery. Some of the Taurus mineralization, mainly in the Taurus West zone, has been found to be refractory, whereas the bulk of the resource has been found to exhibit reasonable recovery rates. A detailed review of past metallurgical work is contained in the Wardrop report. Wardrop recommends that new metallurgical tests be completed to verify past work and to determine if the Taurus Deposit is heap-leachable.

Key findings and recommendations of the Wardrop report include:

- The resource calculation is based on 372 drill holes and 15,787 assays:
- Numerous un-sampled drill core intervals (mainly pre-1994 drilling) has lead to a conservative resource estimate and this core should be sampled and assayed (underway)
- Re-logging of drill core should be done to integrate past work into a consistent lythological framework and thereby increase confidence in the resource (underway)

- A reliable geological model for the deposit should be developed to add further confidence to future resource calculations (underway)
- Infill drilling (14 holes recommended at 150 meters each) is recommended
- Larger diameter metallurgical drilling (HQ, 6 holes) mainly on 88-Hill followed by column and other tests is recommended (underway)
- The deposit is potentially heap leachable. Encouraging past recoveries of up to 74% need to be properly defined and confirmed (underway)
- Exploration drilling (5 holes) should be completed to test possible expansion of the deposit to the west

Summary of Inferred Mineral Resource Estimate at 0.50 g/t Au Cutoff:

Zone Name	Tones (000's)	Average Grade (gt/Au)	Contained Ounces of Gold
Sable	1,350	1.32	57,339
88 Hill	8,505	1.15	315,797
88 West	13,102	0.87	366,930
Highway	2,456	0.98	77,276
Taurus West	3,709	1.02	121,056
Taurus	2,348	0.99	74,489
Plaza	917	0.95	27,999
Total	**32,386**	**1.00**	**1,040,886**

"Cusac is moving quickly to leverage all of its assets on its newly expanded and enhanced Cassiar Gold Property," said Cusac CEO David H. Brett. "Investors should note that we have decided to rename the Table Mountain Gold Property the Cassiar Gold Property to help clarify the true scope of Cusac's gold assets near Cassiar. The Cassiar Gold Property now encompasses the Taurus Deposit, the Table Mountain Gold Mine, all the gold zones in the Taurus II project area (Oro, Backyard, Somerville, Blue), Wings Canyon, the Vollaug Vein, and a multitude of other gold veins and showings in the district."

George Sanders, P.Geo, is a Qualified Person under National Instrument 43-101 for the technical portion of this News Release.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the Cassiar Gold Property in northern British Columbia. Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

| For Further Information Call: 1-800-670-6570 (Canada) |
| Or 1-800-665-5101 (USA) |
| Email: info@cusac.com |
| Web: www.cusac.com |

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.



CUSAC
gold mines ltd.

1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

Oro Vein Yields 20 Grams Gold Over 1.1 Meters
Visible Gold in Taurus Core, Assays Pending

For Immediate Release. Vancouver, BC, July 5, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, "Cusac"), reports that assay results from 3 of 5 drill holes in the Oro Vein confirm the structure has potential for both high-grade gold resources and broader zones of lower grade mineralization. Assays for the remaining 2 holes are pending. Hole number 07ORO-01 intersected a mineralized quartz vein assaying 20 grams per tonne gold over 1.1 meters (0.64 ounces per ton over 3.6 feet) within a 24.4 meter zone grading 1.4 grams per tonne. Hole # 07ORO-02 encountered 8.5 gpt over 1.4 meters (0.27 opt over 4.6 feet) within a 3.3 meter zone grading 4.1 gpt. Hole # 07ORO-3 returned 1.3 gpt over 12.6 meters. For complete results, please see table below. The Oro Vein and the Taurus Deposit are located within Cusac's 175 square KM Cassiar Gold Property along Highway 37 in northern BC, which also hosts Cusac's Table Mountain Gold Mine.

Seven large diameter (HQ) drill holes have been completed at the Taurus Deposit with samples sent for assay and metallurgical testing. Visible gold was observed in the drill core in four separate infill holes in the "88 Hill" area during core logging. The host rock meta-basalt (greenstone) is strongly altered to carbonate-sericite-pyrite and is cut by numerous gold bearing quartz veins and stringers. The presence of visible gold, while encouraging, does not necessarily indicate the presence of economic gold grades, which can only be determined by assay. The Taurus Deposit presently hosts a 43-101 compliant inferred resource of 1.04 million ounces of gold.

"The Oro Vein is a potential high grade quartz vein target that appears to have a broader halo of gold bearing volcanic host rocks than previously seen on the property," said Cusac VP of Exploration Lesley Hunt. "It appears to be a hybrid system of the high-grade Table Mountain veins and the bulk-tonnage gold bearing vein systems at the Taurus Property. Further exploration will allow us to define the vein system and its individual structures before delineating possible ore zones."

"The Oro Vein is shaping up as a possible target for high-grade underground mining with bulk tonnage potential to the west," said Cusac CEO David H. Brett. "The identification of visible gold in the Taurus drilling has been exciting for the geological team and highlights the bulk tonnage gold potential of the Taurus deposit."

Hole ID	FROM	TO	g/T	m Core
07ORO-01	156.4	161.2	1.2	4.8
07ORO-01	156.4	165.0	3.3	8.6
07ORO-01	163.9	165.0	20.0	1.1
07ORO-01	163.0	165.0	11.1	2.0
07ORO-01	156.4	173.0	1.9	16.6
07ORO-01	148.6	173.0	1.4	24.4
07ORO-02	139.2	142.6	4.1	3.3
07ORO-03	154.4	165.4	1.4	10.9

07ORO-03	139.1	169.9	0.6	30.8
07ORO-03	139.1	165.4	0.6	26.3
07ORO-03	152.8	165.4	1.3	12.6
07ORO-03	152.8	169.9	1.0	17.1

George Sanders, P.Geo, is a Qualified Person under National Instrument 43-101 for the technical portion of this News Release. All assays reported in this news release were prepared by Eco Tech Laboratory Ltd., of Kamloops, B.C.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the Cassiar Gold Property in northern British Columbia. Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

Cusac Arranges $1 Million Financing with Northern Securities

For Immediate Release. Vancouver, BC, July 23, 2007. David H. Brett, President, of Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, "Cusac"), reports that Cusac has signed a letter of engagement with Northern Securities of Toronto regarding a $1.02 million firm underwriting of Cusac units. The proceeds will be used to complete development work on the East Bain Vein at the Company's 100% owned and operated Table Mountain Gold Mine in Northern BC, and for working capital purposes.

The proposed financing, subject to regulatory approval, will involve the sale of 6,000,000 units at $0.17 per unit, where each unit will consist of one common share and one half of one warrant.   Each whole warrant will entitle the holder to purchase one common share at $0.20 for a period of 18 months.

Cusac Gold Mines Ltd. has been in existence since 1966, is a gold production and exploration company focused on the Cassiar Gold Property in northern British Columbia. Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com



Taurus Drilling Yields 1.25 Grams Gold Over 80 Meters, 27.9 Grams Gold over 5.5 Meters

For Immediate Release. Vancouver, BC, July 31, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, hereinafter "Cusac"), reports that assay results from the first two 2007 Taurus Deposit drill holes confirm broad zones of near surface low-grade gold mineralization and also reveal a higher grade zone at depth over significant widths. Hole 07TC-01 returned 1.25 grams per tonne gold over 79.9 meters and a separate, lower zone grading 27.9 g/t over 5.5 meters (0.90 ounces per ton over 18 feet).   Hole 07TC-02 returned 1.14 grams per tonne over 64.2 meters. The foregoing grades are not capped. Please see detailed results in the table below for the uncapped and capped grades. The Taurus Deposit hosts a 43-101 compliant inferred resource of 1.04 million ounces of gold and is located near Cassiar in northern British Columbia.

Cusac is completing a 25 hole infill, step-out, and metallurgical diamond drill program designed to increase the overall tonnage and grade of the deposit, improve confidence in the resource calculation, and obtain material for detailed metallurgical testing. Further drill results from the Taurus Deposit are expected in the coming weeks.

The first two holes of the 2007 Taurus drilling program intersected intensely altered volcanics hosting abundant quartz veins and stringers, some containing visible gold. These types of mineralized zones are known as either T4 (>5% quartz) or T4A (<5% quartz) and have shown good gold recoveries in previous metallurgical studies. Cusac geologists are also reviewing several kilometers of previously unsampled drill core stored on site to test potential low grade mineralization that was overlooked in past drilling. Any additional low grade material discovered could add resources to the deposit.

Much of the historical Taurus deposit drilling was completed on 50 meter spacing. Cusac's infill drilling will halve this to 25 meter spacing and is a first step in taking the Taurus resource from the inferred category to an indicated category. The lower, narrower horizon of strongly mineralized volcanics apparent in 07TC-01 includes an extremely high gold assay of 145.0 g/t over 1.0 meter (4.66 ounces per ton over 3.28 feet). This result shows good potential for infill drilling to increase the grade of the deposit.

"These early results from Taurus are very encouraging," said Cusac CEO David H. Brett. "We are seeing good grades over broad zones in material known to exhibit high gold recoveries in previous metallurgical testing."

"There are a few high grade spikes in the data, often where the geologists also observe visible gold in the core, but the overall effect of capping these gold grades has little effect on average grade over long intervals confirming the true disseminated nature of the Taurus mineralization," stated George Sanders, M.Sc., P. Geo, the Qualified Person under National Instrument 43-101 for the technical portion of this News Release.

Hole ID	FROM	TO	g/T	Capped at 12.42 g/T*	m Core
07TC-01	3.05	83.00	1.25	1.15	79.95
incl	12.15	63.90	1.61	1.46	51.75
07TC-01	100.40	111.55	14.0	2.11	11.15
incl	101.90	107.40	27.9	3.84	5.50
07TC-02	5.50	69.70	1.14	1.14	64.20
incl	14.30	52.85	1.29	1.29	38.55
incl	66.40	69.70	5.06	5.06	3.30

*This column shows average assay results if assays over 12.42 g/t are capped at 12.42, which is a factor derived from Wardrop Engineering's 43-101 report on the deposit.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the 175 square KM Cassiar Gold Property in northern British Columbia. Please visit our website www.cusac.com for more information.

All assays reported in this news release were prepared by Eco Tech Laboratory Ltd. of Kamloops, B.C.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "plans", will", "estimate", "continue", "anticipates", "intends", "expects" and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac's exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Cusac Gold Mines Ltd. consisting of the interim consolidated balance sheets as at June 30, 2007 and the interim consolidated statements of loss, deficit and cash flows for the six-month periods ended June 30, 2007 and 2006 are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Cusac Gold Mines Ltd.

Consolidated Balance Sheets
(Stated in Canadian Dollars)
(Unaudited)

	June 30, 2007	December 31, 2006
Assets	(Unaudited)	(Audited)
Current		
Cash and cash equivalents	$ 4,579	$ 121,072
Receivables	255,752	222,127
Prepaid expenses	124,885	35,423
Advances (Note 15)	0	167,670
Deposit	10,213	0
Inventory – Mine Supplies	173,844	140,163
Inventory – Gold Dore'	7,764	0
Flow-through share proceeds (Note 18)	290,673	660,000
	867,710	1,346,455
Deferred financing charges (Note 11)	63,012	66,553
Long-term investments and advances (Note 5)	6,440	203,241
Property, plant and equipment (Note 7)	700,361	788,864
Resource properties and development costs (Note 8)	2,511,160	2,211,569
	$ 4,148,683	$ 4,616,682
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Bank indebtedness (Note 9)	$ 0	$ 0
Accounts payable and accrued liabilities	1,321,332	940,275
Loans from related parties (Note 10)	12,014	12,605
Subscription payable	0	20,000
Share issue guarantee (Note 8)	0	0
Current portion of capital lease obligation (Note 7)	14,603	29,205
	1,347,949	1,002,085
Convertible debentures (Note 11)	2,436,577	1,937,456
Capital Lease Obligation (Note 7)	19,480	19,480
Asset retirement obligations (Note 12)	652,341	638,002
	4,456,347	3,597,023
Shareholders' equity		
Share capital (Note 13)	25,825,070	23,872,120
Convertible Debenture (Note 11)	1,401,462	1,495,212
Contributed surplus	1,695,503	1,469,560
Deficit	(29,229,699)	(25,817,233)
	(307,664)	1,019,650
	$ 4,148,683	$ 4,616,682

Approved by the Board:

/s/ David Brett
Director

/s/ George Sanders
Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Revenue (Net of Treatment & Refining) (Note 19)	**$ 172,643**	$ 0	**$ 366,401**	$ 0
Expenses				
Exploration	**691,635**	141,831	**840,883**	197,043
Administration	**277,801**	486,622	**729,321**	749,888
Mine operations & maintenance	**718,389**	0	**2,172,841**	0
Amortization of property, plant and equipment (Note 7)	**56,888**	5,510	**113,277**	10,512
Total Expenses	**(1,744,713)**	(633,963)	**(3,856,322)**	(957,443)
Loss from operations	**(1,572,070)**	(633,963)	**(3,489,921)**	(957,443)
Other income (expense)				
Amortization of deferred financing	**(31,486)**	0	**(59,431)**	0
Accretion of convertible deb discount	**(244,130)**	0	**(355,165)**	0
Interest on convertible debenture	**(56,047)**	0	**(139,465)**	0
Interest income	**6,397**	13,908	**12,909**	16,839
Investment & advances write-down	**0**	0	**0**	0
Gain on sale of equipment	**0**	0	**18,603**	0
Recovery of advances written off	**0**	0	**0**	0
Profit/loss on sale of investment (Note 6)	**369,249**	0	**600,004**	0
Net loss for the period	**(1,528,087)**	(620,055)	**(3,412,466)**	(940,604)
Future income tax recovery	**0**	0	**0**	
Net loss for period	**(1,528,087)**	(620,055)	**(3,412,466)**	(940,604)
Deficit, beginning of period	**(27,701,612)**	(20,848,979)	**(25,817,233)**	(20,528,430)
Deficit, end of period	**$(29,229,699)**	$(21,469,034)	**$(29,229,699)**	$(21,469,034)
Net Loss per share – basic and diluted	**$ (0.028)**	$ (0.01)	**$ (0.046)**	$ (0.02)
Weighted average shares outstanding	74,429,661	57,243,796	**73,886,564**	53,854,246

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Cash flows used in operating activities				
Net loss for the period	**$(1,528,087)**	$ (620,055)	**$ (3,412,466)**	$ (940,604)
Items not involving cash				
Accretion of asset retirement obligations	**7,170**	7,170	**14,339**	14,340
Accretion of convertible debenture discount	**244,130**	0	**355,165**	0
Amortization of property, plant and equipment	**56,888**	5,510	**113,277**	10,512
Amortization of deferred financing fees	**31,486**	0	**59,431**	0
Asset retirement costs	**0**	0	**0**	0
Future income tax recovery	**0**	0	**0**	0
Gain on sale of equipment	**0**	0	**0**	0
Interest on convertible debentures	**56,047**	0	**139,465**	0
Investment and advances (write-down)	**0**	0	**0**	0
Loss on sale of investments	**0**	0	**0**	0
Stock -based compensation (Note 15)	**83,174**	113,400	**317,103**	195,400
Net change in				
Receivables	**90,565**	(39,316)	**33,625**	(40,512)
Prepaid expenses	**(25,563)**	(534,292)	**(67,994)**	(552,233)
Deposits	**0**	(10,213)	**0**	(10,213)
Accounts payable and accrued liabilities	**(227,243)**	(42,389)	**345,864**	(70,061)
	(389,515)	(1,120,185)	**(1,280,273)**	(1,393,371)
Cash flows provided by financing activities				
Proceeds from (repayment of) related party loans	**0**	(9,137)	**0**	(7,233)
Proceeds from flow-through shares, net	**0**	0	**0**	0
Share capital and subscriptions received, net	**0**	0	**0**	0
Proceeds received from exercise of stock option	**0**	0	**0**	0
Proceeds received from exercise of warrants	**0**	0	**0**	0
Subscription payable	**0**	0	**0**	0
Deferred financing costs	**63,012**	(259,076)	**63,012**	(259,076)
Net proceeds on issue of common shares	**1,174,312**	2,542,855	**1,174,312**	2,707,628
Net proceeds on issue of convertible debenture	**0**	3,048,750	**0**	3,048,750
(Repayment of) increase in bank overdraft	**0**	(311,518)	**0**	(290,556)
	1,237,324	5,011,874	**1,237,324**	5,199,513
Cash flows used in investing activities – net change in				
Advances	**0**	0	**0**	0
Prepaid expenses and deposits	**(25,563)**	0	**(67,994)**	0
Mine supply inventory	**(23,618)**	0	**104,291**	0
Gold brick inventory	**0**	0	**7,764**	0
Accounts payable and accrued liabilities	**(227,243)**	0	**345,864**	0
Acquisition of property	**0**	(675,476)	**58,000**	(677,529)
Expenditures on resource properties	**0**	(50,970)	**0**	(50,970)
(Increase) decrease in flow through share proceeds	**0**	(1,157,081)	**0**	(1,065,803)
Proceeds on equipment disposal	**0**	0	**22,614**	0
Repayment from (advances to) affiliated companies	**0**	3,202	**0**	(516)
Investment in affiliated and other companies	**0**	0	**0**	0
Net proceeds on disposal of investments	**369,088**	0	**599,857**	0
Deferred Exploration	**241,591**	0	**241,591**	0
	334,255	(1,880,325)	**1,311,987**	(1,794,818)

Increase (decrease) in cash for the period		4,462		2,011,364	(116,493)	2,011,324
Cash and cash equivalents beginning of period		117		970	121,072	1,010
Cash and cash equivalents, end of period	$	4,579		$2,012,334	$ 4,579	$2,012,334
Supplementary information						
Interest paid	$	0	$	6,181	0 $	13,350
Non-cash investing and financing activities						
Assets acquired through capital lease		0	$	0	0 $	0
Acquisition of mineral property for shares	$	240,000	$	0	240,000 $	0
Amortization of deferred financing costs	$	31,486	$	15,240	59,431 $	15,240
Accretion of asset retirement obligation	$	7,170	$	7,170	14,339 $	14,340
Stock based compensation	$	83,174	$	113,400	317,103 $	195,400
Asset retirement obligation	$	652,341	$	0	652,341 $	0
Renouncement of future income tax recovery	$	0	$	0	0 $	0

1. **Basis of Presentation**

    The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

    These consolidated interim financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2006 and the notes thereto included in the Company's annual report. The Company follows the same accounting policies in the preparation of interim reports.

    These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2. **Going Concern**

    These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

    The Table Mountain Mine, having only recently restarted operations, has not yet demonstrated profitability. Production commenced in February 2007 and as at June 30, 2007 was did not experience a profitable year to date. The Mill operated from January to April 2007 and has been shut down for May and June 2007 The occurrence in prior periods of significant recurring losses, raises doubt about the validity of this going concern assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

    The Company's continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to continue to obtain adequate financing arrangements. Management's plans in this regard are to achieve profitable gold production in 2007 and obtain additional equity or debt financing to as needed to enable to the Company to continue its efforts towards the exploration and development of its mineral properties and attain profitable gold production at the Table Mountain Mine.

    While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

3. **Nature of Business**

    Cusac Gold Mines Ltd. (the"Company") is in the business of exploring, developing and mining resource properties. Production commenced in February 2007. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4. Impairment of Long-live Assets

The Company periodically evaluates the future recoverability of its long-lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

5. Long-term Investments and Advances

Long term investments, which consist primarily of advances to and investments in public companies, are recorded at cost less write-downs, when in management's opinion, an other-than-temporary impairment in value has occurred. Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

	No. of Shares	June 30, 2007	Dec 31, 2006
Investments in common shares			
Consolidated Pacific Bay Minerals Ltd., 6% interest in common shares (2005 – 6%)	23,000	$ 6,440	$ 203,080
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.), 1% interest in common shares (2005 - 1%)	21,750	0	0
		6,440	203,080
Advances			
Consolidated Pacific Bay Minerals Ltd		0	161
		$ 6,440	$ 203,241

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment. Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) ("ClearFrame") had common directors during 2004, but as a result of a restructuring, as at December 31, 2005 and 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company. The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000

ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. During 2005, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000 and the advances were repaid.

Long-term Investments and Advances (continued)

During 2004, the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment. The two directors of the Company loaned 750,000 shares of ClearFrame to the Company so that the Company would be in a better position to oppose ClearFrame's declared intention to consolidate its capital on a 20 for 1 basis, as management of the Company felt that this action would have a very adverse effect on its investment in ClearFrame. The transfer of the 750,000 shares to the Company increased the Company's holdings to in excess of 10% of ClearFrame's outstanding shares, which provided the Company, under the BC Company Act, the right to nominate directors to ClearFrame's board of directors, which the Company contemplated doing to protect its investment. In August 2005, the loaned shares were returned to the aforementioned directors after the ClearFrame shareholder's meeting relating to the proposed consolidation of capital.

During 2004, management believed it was prudent to write down the value of its investment in ClearFrame by $135,310 as the market value of these securities had been trading in a range significantly below the Company's cost for over one year. In 2005, ClearFrame proceeded with a 20 old shares for 1 new share consolidation of its capital, which management believed seriously impaired the Company's ability to realize its costs for these securities. During 2005, ClearFrame received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period. Upon revocation of the Cease Trade Order, ClearFrame's shares will remain suspended until they meet TSX Venture Exchange requirements. Management believes that the Company's ability to liquidate its investment in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value. As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2006 and 2005.

On March 5, 2005, the Company purchased 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $48,000 cash; and on October 5, 2005, the Company sold 50,000 post-consolidation shares of ClearFrame for $30,000 cash proceeds.

On December 14, 2006, the Company acquired an additional 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $60,000 through excise of 400,000 common share purchase warrants at $0.15 per share.

In the first quarter of 2007, 697,500 shares of Consolidated Pacific Bay Minerals Ltd were sold for a proceed value of $230,769.72. In the second quarter of 2007, 955,167 shares of Consolidated Pacific Bay Minerals Ltd were sold for a proceed value of $369,087.68.

7. **Property, Plant and Equipment**

Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the declining balance basis as follows:

Mine plant and buildings	10%
Mine equipment	30%
Office equipment	20% - 30%
Automotive equipment	30%
Leasehold improvements	over lease term

Property, Plant and Equipment (continued)

		June 30, 2007		Dec 31, 2006
	Cost	Accumulated Amortization	Net	Net
Automotive equipment	$ 248,512	$ 195,860	$ 52,652	$ 61,943
Leasehold improvements	0	0	0	-
Mine plant and buildings	600,341	526,982	73,359	-
Mine equipment	2,192,702	1,627,660	565,042	641,732
Office equipment	71,359	62,051	9,308	14,487
	$ 3,112,914	$ 2,412,553	$ 700,361	$ 788,864

Mine equipment includes an asset acquired under capital lease at a cost of $55,104, less $22,320 of accumulated amortization for a net book value of $32,784.

Accumulated amortization for second quarter of 2007 was $56,888, first quarter of 2007 was $56,389 (2006 - $313,057; 2005 – 24,893).

Capital Lease Obligation

The Company acquired a piece of mine equipment through a capital lease. The terms of the lease are as follows:

	June 30 2007	Dec 31 2006
Monthly lease payment		$ 2,296
Term of the lease		2 years
Imputed Interest		rate 22%
Total capital lease payment		$ 55,104
Present value of lease		$ 47,000
Unpaid balance	34,083	$ 48,685
Less: current portion	(14,603)	(29,205)
Long-term portion of obligation	$19,480	$19,480

8. **Resource Properties**

Exploration costs pertaining to individual resources prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

When the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

On February 19, 2007 claims were purchased from D. Javorsky (Wildcat Properties) located in the Liard Mining division. A cheque in the amount of $10,000 was paid to him in February with a letter outlining 200,000 shares to be issued within 30 days of approval by the TSX. Shares were actually issued on April 30 with a four month restriction on trading until August 28, 2007 for a share value of $0.24 per share. The total value of these shares is $48,000. As this transaction should have been completed in the first quarter of 2007 included in the liabilities is the $48,000 figure as recorded as Share Issue Guarantee.

On June 7, 2007 claims were purchased from American Bonanza. The funds being paid for these claims are accounted for on the financial statements in the period that they accrue. American Bonanza was issued 1,500,000 shares upon signing of the agreement. As well a payment schedule for claims is as follows:

Funds due:	December 7, 2007	$1,500,000
	June 7, 2008	$1,500,000
	December 7, 2008	$1,500,000
	June 7, 2009	$1,500,000
	TOTAL	$6,000,000

Resource Properties (continued)

	June 30, 2007	Dec 31, 2006
British Columbia, Canada		
Table Mountain Mine		
Cost of claims	$ 1,242,081	$ 773,402
Deferred exploration and development	7,347,038	7,105,167
	8,589,119	7,878,569
Less:		
Accumulated amortization	(3,550,000)	(3,550,000)
Accumulated write-downs	(2,117,000)	(2,117,000)
	$ 2,922,119	$ 2,211,569

Table Mountain Mine

The Table Mountain Property (the "Property") is located in the Cassiar district of British Columbia. The Property consists of 48 (2005 – 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 15,128 hectares (2005 - 12,346) or 138 square kilometers (2005 - 123). During 2006, and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Included in deferred development costs is $264,444 (2005 - $114,602) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for. On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the agreement closed and the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

Also included in deferred development costs is $241,591. These costs are directly related to the exploration that occurred in May and June of 2007.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining. Substantially all the Company's exploration expenditures in 2006 and 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There was a lien in favor of the Province of British Columbia against the Table Mountain Mine property in connection with unpaid mineral taxes. The Company has provided collateral for the obligation in the form of a letter of credit as outlined in Note 5, which secured the removal of the lien.

Table Mountain Mine

The amounts payable will be reduced by the Company's expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

On August 8, 2006, the Ministry of Mines and Energy issued a new Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property, for which a written permit was issued on November 6, 2006. This permit requires the Company to deposit $705,000 (2005 - $590,556) with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount
Amount Paid	$ 564,444
December 31, 2008	140,556
Total	$ 705,000

9. **Bank Indebtedness**

The Company has a $57,000 (2005 - $57,000) letter of credit facility and a $350,000 (2005 - $350,000) line of credit with a bank bearing interest at prime (5.00% at December 31, 2005) per annum which is collateralized by the Company's cash and flow-through share proceeds. The $57,000 letter of credit facility is collateral for the obligation for the unpaid mining taxes. As of December 31, 2006, the Company had approximately $350,000 (2005 - $62,000) of the line of credit available for use. As of June 30, 2007 the Company did not have any of the line of credit available for use.

10. **Loans From Related Parties**

Loan payable to director bearing no interest, security or fixed terms of repayment amounted to $12,014 as at June 30, 2007 (2006 - $12,605, 2005 - $26,925).

11. **Convertible Debentures**

On May 31, 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750 less financing fees of $213,413. The debentures are classified as a liability. The debentures issued are convertible into common shares and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue. The debentures bear interest at an annual rate of 11%. Accrued interest payable at June 30, 2007 was $ 110,639 ($82,692 being the amount for the period), ($18,631 at December 31, 2006).

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Convertible Debentures (continued)

Upon exercise of the conversion right, the holder will receive the number of common shares by dividing the amount of the debenture converted by the lesser of (a) $0.35and (b) the greater of (i) the volume weighted average trading price for the five trading days immediately before the closing date; and (ii) $0.30.

On July 25, 2006 the Company issued 4,997,511 detachable warrants to the holders of the convertible debentures (6,147 warrants for each convertible debenture). Each entitles the holder to purchase one common share for $0.35 upon exercise of the warrant. Also approved was the issuance of 101,548 broker's warrants, each warrant entitles the holder to purchase one common share at a price of $0.305 per share for a period of 18 months, expiring on November 30, 2007.

The debentures are classified as a liability, less the portion relating to the conversion features ($1,156,526) and detachable warrants ($440,319) which are classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value.

For December 31, 2006 the difference of $1,596,845 ("the discount") is being charged to earnings and the added liability over the terms of the debentures using the effective rate method and the 39.66% rate implicit in the calculation.

	6 months ended June 30, 2007	Year ended December 31,2006
Fair value of convertible debentures on issue	$ 2,081,412	$ 1,451,905
Accretion of debt discount for the period	355,165	485,551
Liability component	$ 2,436,577	$ 1,937,456
Equity component of convertible debenture	$ 1,464,088	$ 1,596,845
Financing costs allocated to equity component	(62,626)	(101,633)
Equity component	$ 1,401,462	$ 1,495,212

For December 31, 2006, of the $213,413 financing costs and $10,149 of legal expenses related to the convertible debentures, $121,929 was allocated to the debt component of the convertible debentures and $101,633 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

	June 30 2007	December 31 2006
Deferred financing costs allocated to debt component	$ 177,819	$ 121,929
Less: accumulated amortization	(114,807)	(55,376)
Deferred financing charges	$ 63,012	$ 66,553

12. Asset Retirement Obligations

Effective January 2, 2004, the Company has retroactively adopted CICA 3110, "Asset Retirement Obligations: The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, "Change in Accounting Estimates". The discount accretion of the liability is included in determining the results of operations.

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site. The estimated costs have been reduced by the estimated salvage value recoveries. The Company estimated that a total of approximately $705,000 (2005 - $705,000) commencing immediately would be required to complete the retirement obligations. In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2005 - 5%) (the credit-adjusted risk free rate was used. The majority of the Company's asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993. The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 by $14,105 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548. As at December 31, 2006, the asset retirement liabilities accrued are $638,002 (2005 - $609,324).

The asset retirement obligations accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates.

The asset retirement obligations accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Balance, December 31, 2005	609,324
Accretion expense	28,678
Balance December 31, 2006	638,002
Accretion expense	7,170
Balance, March 31, 2007	645,172
Accretion expense	7,169
Balance June 30, 2007	$652,341

13. Share Capital

	Shares Issued	Amount
Balance, December 31, 2006	68,926,436	$ 23,872,120
Issued during the period	122,950	37,500
Common shares – net of issue cost	76,924	20,000
Options exercised	1,000,000	193,500
Warrants exercised	0	0
Balance, March 31, 2007	70,012,631	$ 24,123,120
Issued during the period	8,161,634	1,585,860
Common shares – net of issue cost	0	0
Debentures exercised for shares	184,426	56,250
Options exercised	488,000	59,840
Warrants exercised	0	0
Balance June 30, 2007	78,846,691	25,825,070

In November and December 2006, by way of a non-brokered private placement, the Company issued 3,670,500 flow-through units at a price of $0.26 per unit, for gross proceeds of $954,330, less cash share issuance costs of $155,441 and agent's warrants of $22,544. Each flow-through unit consisted of one flow-through common share, and one-half non-flow through purchase warrant. Each whole warrant entitles the holder to purchase an additional non-flow through common share of the Company at $0.34 for a period of one year.

On February 20, 2007 Baseline Resources converted 10 debentures to shares for a total of 122,950 shares and a value of $37,500. These shares were converted at $0.305 per share.

On April 30, 2007, David Javorsky was issued 200,000 shares at $0.24 per share.
On May 8, 2007, 3,673,000 flow through shares were issued at $0.27 per share.
On May 8, 2007, 2,098,000 non flow through shares were issued at $0.23 per share.
On May 17, 2007, 555,555 flow through shares were issued at $0.27 per share.
On May 17, 2007, 37,000 non flow through shares were issued at $0.23 per share.
On June 22, 2007, American Bonanza was issued 1,500,000 shares at $0.24 per share as part of the agreement to purchase claims from same.

On January 27, 2005, the Company issued 30,000 common shares to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) (see Note 4). The shares were valued based on the trading price of the common stock at the date of issuance.

Share Capital (continued)

On February 28, 2005, the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

On July 6, 2005, the Company issued 550,000 flow-through units by way of a private placement for proceeds of $71,500. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $7,150 in share issuance costs associated with the above private placement by issuing 55,000 common shares to the agent.

On July 12, 2005, the Company issued 160,000 flow-through units by way of a private placement for proceeds of $20,800. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $780 in share issuance costs associated with the above private placement by issuing 6,000 common shares to the agent

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

On August 19, 2005, the Company issued 192,308 flow-through units by way of a private placement for proceeds of $25,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $2,500 in share issuance costs associated with the above private placement by issuing 19,230 common shares to the agent.

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period. The Company incurred $18,600 in share issuance costs associated with the above private placement by issuing 120,000 common shares to the agent.

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period. The Company incurred $4,600 in share issuance costs associated with the above private placement by issuing 25,555 common shares to the agent.

The Company received $9,000 of the proceeds of the December 20, 2005 private placement and $6,000 of the proceeds of exercised stock options subsequent to December 31, 2005. The amounts have been shown above as a reduction of the carrying amount of share capital.

Share Capital (continued)

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of a private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement. Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The Company incurred $39,344 in share issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date, the market value of these shares was approximately $19,500. Additionally, the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

Share Capital (continued)

A summary of the warrants outstanding at June 30, 2007 is as follows:

Type	Number	Exercise Price	Expiry Date
Series A	1,835,250	$ 0.34	November 6, 2007
Series A	222,930	$ 0.26	November 9, 2007
Series A	728,471	$ 0.24	November 30, 2007
Series A	27,370	$ 0.26	December 11, 2007
Series A	426,192	$ 0.23	November 17, 2008
Series A	1,836,500	$ 0.35	November 8, 2008
Series A	1,345,277	$ 0.35	November 17, 2007
	6,421,990	$ 0.323	

Stock Options

The Company has a Stock Option Plan ("the Plan") for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 10% of its issued shares under option.

The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2003	2,130,000	$0.36
Granted	50,000	$0.37
Exercised	(20,000)	$0.25
Outstanding at December 31, 2004	2,160,000	$0.36
Granted	1,315,000	$0.15
Cancelled/expired	(220,000)	$0.31
Exercised	(320,000)	$0.15
Outstanding at December 31, 2005	2,935,000	$0.25
Granted	1,880,000	$0.27
Cancelled/expired	(1,300,000)	$0.33
Exercised	(766,500)	$0.25
Outstanding at December 31, 2006	2,748,500	$0.23

Share Capital (continued)

Stock Options

Granted	0	
Cancelled/expired	0	
Exercised	(1,000,000)	$0.19
Outstanding at March 31, 2007	1,748,500	$0.24
Granted	2,110,000	$0.23
Cancelled/expired	(52,000)	$0.15
Exercised	(488,000)	$0.23
Outstanding at June 30, 2007	3,318,500	$0.24

On November 24, 2006, the Company granted 70,000 stock options, each entitling the holder to purchase one common share at $0.25 for a period of one year.

On August 25, 2006, the Company granted 400,000 stock options, each entitling the holder to purchase one common share at $0.27 for a period of three years.

On April 26, 2006, the Company granted 540,000 stock options, each entitling the holder to purchase one common share at $0.31 for a period of three years.

On March 9, 2006, the Company granted 870,000 stock options, each entitling the holder to purchase one common share at $0.24 for a period of one year.

In the second quarter of 2007 new options were granted totalling 2,110,000 shares. 1,400,000 were granted at $0.24 and 710,000 were granted at $0.22. 410,000 shares of the original 2,110,000 @ $0.24 have been exercised.

The weighted-average fair value of options granted during 2006 was approximately $0.13 (2005 - $0.06, 2004 - $0.16) based on the Black-Scholes option pricing model using weighted average.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.

Share Capital (continued)

Stock Options

A summary of the common share options exercisable and outstanding at June 30, 2007 is as follows:

Number of Options	Exercise Price	Expiry Date
156,500	$0.15	September 6, 2007
170,000	$0.15	December 23, 2007
400,000	$0.24	March 9, 2008
540,000	$0.31	April 25, 2010
282,000	$0.27	August 25, 2008
70,000	$0.25	November 24, 2008
990,000	$0.24	February 21, 2009
710,000	$0.22	May 4, 2009
3,318,500		

13. **Stock –Based Compensation**

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behaviour. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgement. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

On March 9, 2006, the Company granted 820,000 stock options to directors, consultants and officers. All of these options vested immediately, have an exercise price of $0.24 and a term of two years.

On April 25, 2006, the Company granted 540,000 stock options to consultants and officers. All of these options vested immediately, have an exercise price of $0.31 and a term of four years.

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation. The compensation expense is determined using the Black-Scholes option pricing model.

On May 27, 2004, the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years. On November

Stock –Based Compensation (continued)

14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

On June 23, 2005, the Company granted 100,000 stock options to a consultant; on September 6, 2005, the Company granted 550,000 stock options to directors for consulting services, and 465,000 stock options to certain consultants; and on December 23, 2005, the Company granted 200,000 stock options to a consultant. All of these options vested immediately, have an exercise price of $0.15 and a term of two years.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15. As a result of the stock option repricing, $12,900 of additional stock based compensation expense was recorded in 2005.

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16. As a result of the warrant repricing, $10,300 of additional stock-based compensation expense was recorded in 2005. Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	June 30	
	2007	2006
Risk-free rate	4.43%	4.07%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company's common shares	78.8%	78%
Average expected life of the options (months)	24	31
Compensation expense charged to income	$ 317,103	$ 138,580

To date for 2007 the compensation cost for stock options granted totaled $317,103 (2006 - $138,580; 2005 - $103,100 including repricing, 2004 – $7,900) which was included in administrative expenses and credited to contributed surplus.

15. **Related Party Transactions**

Related party transactions not disclosed elsewhere in these financial statements include:

Remuneration paid or payable to directors and officers of the Company in the first quarter of 2007 was $Nil (2006 - $342,000; 2005 - $102,000; 2004 - $167,000). As at June 30, 2007, $32,370 (2006 - $25,720; 2005 - $13,720) was included in accounts payable to a director for remuneration.

During the first quarter of 2007, the Company received $38,721. Second quarter figures are $20,644 (2006 -$66,286; 2005 - $54,600; 2004 - $39,000) for rent and administrative services provided to companies with common directors. These amounts were recorded as a reduction of administration expenses. This amount is considerably higher

Related Party Transactions (continued)

than previous due to items such as higher rent,postage, office supplies, and photocopy expenses not previously charged.

During 2006, a company controlled by the Company's President charged the Company $Nil (2005 - $Nil; 2004 – $6,000) for web hosting services and Knowledge Management software licenses.

As at June 30, 2007, the Company had advanced $124,885 (2006 - $167,670, 2005 - $Nil) for ore hauling, road maintenance and other mine operations services to an entity owned by a related party. Total payments to this entity during the year were $289,893, including the above-mentioned advance.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

16. **Commitments**

Commitments not disclosed elsewhere in these financial statements include:

The Company has entered into a lease agreement for office premises in the amount of $2,683 per month, expiring November 29, 2009.

17. **Loss Per Share**

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilative common shares are excluded from the loss per share calculation as the effect would be anti-dilative. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2006, 2005 and 2004, potentially dilative common shares (relating to options, warrants and convertible debt outstanding at year end) totaling 27,633,909 (2005 – 6,365,300; 2004 – 8,600,654) were not included in the computation of loss per share because their effect was anti dilative.

18. **Flow-Through Shares**

Prior to March 19, 2004, the Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carry forward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Flow-Through Shares (continued)

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expensed at the end of the Company's fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Consolidated Statements of Cash Flows.

The proceeds received from flow-through shares were recorded as Increase in Restricted Cash in the Consolidated Statements of Cash Flows. The amount spent in the first quarter of 2007 on resource property exploration was $149,248 (2006 - $2,598,974; 2005 - $1,065,879; 2004 - $1,120,852).

19. **Revenue**

The Table Mountain Mine started production in February of 2007. They are producing two types of revenue; Dore' and flotation concentrate. The flotation concentrate is shipped in bags to Japan and the Dore' is sold to Technic located in British Columbia.

The treatment charges are considerably different for both types of product. A breakdown of costs pertaining to the sale of the product is as follows:

Flotation Concentrate Revenue for period	$ 195,248
Less: Treatment and Refining	(23,105)
Less: Barge Costs	(6,606)
Less: Handling Commission	(821)
Less: Trucking Costs	(7,992)
Net Revenue for Flotation Concentrate	**$ 156,724**
Dore' Revenue for period	$ 211,479
Less: Treatment and Refining	(1,802)
Net Revenue for Dore'	**$ 209,677**
Total Net Revenue for Period	**$ 366,401**

20. Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements do not include the disclosures regarding the differences between Canadian and United States Generally Accepted Accounting Principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2007

Cusac Gold Mines Ltd. (the "Company") is engaged in the business of exploring for, developing and producing gold. The Company's primary asset is the Cassiar Gold Property (formerly the "Table Mountain Property"), a 175 square kilometres package of mineral claims located in north central British Columbia, Canada. Cassiar Gold Property hosts a number of gold assets, including the Table Mountain Gold Mine and supporting mining infrastructure ("Table Mountain," which includes a 300-ton per day ore processing facility, private roadways, underground workings, shops, buildings, and various regulatory permits required for a producing mine), the Taurus II early stage exploration area, and the Taurus Deposit which host a 43-101 compliant gold resource of 1.04 million ounces (partly under option from another mining company, see below).

On December 15, 2006, the Table Mountain Gold Mine recommenced gold production on a limited basis. During the first quarter of 2007, production increased, but problems related to the Rory Vein ore body severely curtailed projected gold production. During the current period, the Company stopped production at the Rory Vein and commenced development of the East Bain Vein. Gold production from the East Bain Vein is not expected until the 4th quarter of 2007.

During the period the Company completed an agreement to acquire 46 mineral claims from American Bonanza Gold Corp. ("Bonanza") that host approximately 75% of the 1.04 million ounce inferred gold resource known as the Taurus Deposit. The other 25% of the resource is already owned by Cusac. Details of the transaction are described below.

This Management Discussion is meant to be read in conjunction with the Company's Financial Statements for the three month period ending June 30, 2007.

Mining Activity

Full-time mining operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades. The facility was at that time placed into care and maintenance mode, although the camp and other facilities have been increasingly used by the Company for exploration purposes, especially since 2003. In 2005, the Company completed a 43-101 compliant Preliminary Feasibility Study relating to the Rory and East Bain Veins which calculated probable reserves of 44,000 tons grading 0.49 ounces per ton in the two veins. Gold production at Table Mountain resumed on December 15, 2006. However, production is 2006 was negligible and no revenues were recorded in 2006.

During the period, the company processed 2,688 tons of ore at an average grade of 0.141 ounce per ton gold producing 315 ounces of gold, generating revenues of $172,643, as compared to revenues of nil for the similar period of 2006 and compared to, $193,758 during the first quarter of 2007. This result is significantly below the Company's expectations both in terms of tonnage and grade. The Company is presently conducting a technical review of the Rory Vein reserves (43-101 compliant Probable Reserve of 16,000 tons grading 0.46 opt gold) to determine the reason for the variance from projected grade. As reported in a news release during the period, the Company encountered extremely complex structural conditions at the Rory Vein, slowing underground progress significantly.

The Company has suspended mining operations at the Rory Vein until the Company can better understand the deposit. Underground drilling is underway and a review of current data is ongoing. The Rory Vein reserve was initially delineated in 2004 based on results of 34 diamond drill holes totalling 5,084 meters of drilling.

The Company has deployed the bulk of its mining staff and resources to the East Bain Vein project, where a 43-101 compliant probable reserve of 28,000 tons grading 0.50 opt gold has been outlined. The East Bain Vein is being accessed via a decline commenced in 1993 that and was used to mine the West Bain Vein up to 1995, which produced 24,000 ounces of gold from 60,000 tons grading 0.40 opt gold. To access the East Bain, a fault offset block of the West Bain Vein, this decline must be extended 390 meters. This work is now underway.

The Company had expected gold production from the East Bain Vein to commence late July, 2007, but management has since revised its forecast to October, 2007. Progress was slowed by lack of available mining staff, difficult ground conditions, and down time related to equipment failures. At time of writing the East Bain Decline was progressing well with full staff and 100% equipment uptime.

Table Mountain is a typical underground gold mine that requires two phases of work to extract ore (economically mineralized rock): 1) development and 2) mining. Development generally means blasting and extracting waste material to create access to ore for personnel and equipment. Once access pathways such as declines, inclines, raises or adits are established, ore is extracted mainly using the "shrinkage stoping" method, whereby the gold bearing veins are blasted from the bottom of the structures in an upward direction. The blasted material is then used as a platform to drill and blast the next upward "lift" from the vein, and the process is continued until the top of the ore zone is reached. Once the upper limit of the vein is reached, the blasted material is removed from the mine and hauled to the mill for processing. This process of development, stoping and ore hauling creates an ongoing cycle of ore processing, where ore available for the mill increases and decreases during the cycle. The Company mills available ore on a batch basis, meaning the mill is periodically shut down.

Mill Status

During the period the Company's 300 ton per day mill had to be temporarily shut down due to a problem with the conveyer system that feeds the crushing circuit. A work-around solution was put in place and milling resumed. The mill and crushing systems themselves are not impaired in any way; rather, the method for feeding ore into the crusher is impaired. A portable crushing and conveyor system was put in place to bypass the impaired conveyor system. Repair of the mill is was scheduled for June, 2007 while the East Bain Vein development is underway and no ore is available for milling, but the management now expects the mill ramp repairs to be completed by September, 2007.

Production Outlook

The Company's previous projected gold production for 2007 was based on probable reserves of 44,000 tons grading 0.49 opt in the Rory Vein (16,000 tons grading 0.46 opt) and the East Bain Vein (28,000 tons grading 0.50 otp). Due to the aforementioned problems associated with the Rory Vein, the Company has reduced its forecast to 14,000 in the fourth quarter of 2007.

The Rory Vein differs from previously mined structures at Table Mountain in that it strikes north-south. This vein orientation has displayed unexpected complexities that will likely slow the rate of production from this vein. The East Bain is a normal east-west structure and is not expected to display similar mining complexities. Although Management's confidence in the East Bain Vein is high, no guarantee can be given that profitable production will be achieved.

The Company's initial plan in 2006 was to commence mining at Rory because the amount of advance development was significantly less than the East Bain. Upon achievement of positive cash flow, development of the East Bain was to commence. As a result of the difficulties described above, development of the East Bain was delayed, but is now underway.

Taurus Deposit Acquisition

During the period, the Company has completed a definitive agreement with American Bonanza Gold Corp. ("Bonanza") to acquire 100% of Bonanza's mineral claims near Cassiar, BC, which hosts a 724,000 ounce inferred gold resource, and which, when combined with Cusac's portion of the Taurus Project, comprises a 1.04 million ounce inferred gold resource.

The agreement calls for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval (paid), $6 million in cash through 4 payments of $1.5 million every 6 months commencing 6 months following TSX approval (obtained June 21, 2007), an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production and the date the commercial production is commenced, plus an additional 1.5 million shares within 24 months of approval.

The parties have further agreed that if the spot price of gold closes above US$800 per ounce for a period of 100 consecutive trading days within the 24 month period, then Cusac will pay Bonanza an additional $1 million within 24 months and an additional $1 million at feasibility or commencement of commercial production. In the event that Cusac completes the purchase of the Property within 12 months of approval, then total consideration paid by Cusac to Bonanza will be limited to $6 million within the 12 months, $3 million at feasibility, and the initial 1.5 million shares. The agreement calls for Bonanza to not vote any shares received by Bonanza against management of Cusac.

During the period, Wardrop Engineering completed a 43-101 compliant resource calculation for the combined Taurus Deposit land package which confirmed the previously reported 1.04 million ounce resource and outlined a $1 million next phase exploration program for the project. The full text of the report is available at www.sedar.com

Exploration

Taurus II

During the period the Company completed 5 diamond drill holes on the Oro Vein System, discovered in 2006 within the Taurus II Project area. High grade gold mineralization was encountered in one of the holes within broader zones of low grade gold values. Investors are encouraged to view the Company's news releases for full details of the drilling results.

Taurus Deposit

During the period the Company commenced a substantial exploration program on the Taurus Deposit outlined in the aforementioned Wardrop Report. The program includes up to 25 drill hole, metallurgical testing, core re-logging, and detailed geological work. Subsequent to the end of the period, the Company reported significant intersections of low grade mineralization at Taurus including large zones of higher grade material. Detailed results are available at www.cusac.com.

Management's goal with respect to the Taurus Deposit is to upgrade part or all of the deposit to the "indicated" resource level, as it is defined under NI 43-101, as well as increase the size of the resource through infill and step out drilling. If a significant indicated resource can be established, the Company's objective would then be to initiate a Preliminary Feasibility Study. Under Canadian securities regulation, only indicated resources can for the basis of a publishable Pre-feasibility Study. While management is pleased with recent results and is optimistic that the Taurus Deposit can progress towards a more economically viable gold resource, there can be no assurance given that the property will advance beyond the exploration stage.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the three month period ended July 30, 2007 and each of the last eight quarters (unaudited):

Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
3 Mo Ended	30/06/07	31/03/07	31/12/06	30/09/06	30/06/06	31/03/06	31/12/05	30/09/05
Revenue	$172,643	$193,758	-	-	-	-	-	-
Net Loss	$1,528,087	$1,884,379	$4,128,508	$1,160,295	$633,963	$320,549	$537,716	$632,894
Loss/share	$.028	$.028	$.06	$.02	$.01	$.01	$.01	$.01

The above quarterly results reflect generally increasing mineral exploration and financing activities over the periods reviewed, coupled with the commencement of mining operations in mid 2006.   The increase in losses in the fourth quarter of 2006 as compared to the third quarter of 2006 is attributable primarily to:

 a) reclassification of $993,429 in mine development costs up to the end of the 3rd quarter of 2006 from investing activities to expenses.

 b) increasing mining expenses in the 4th quarter and;

 c) inclusion $262,580 in non-cash stock-based compensation expense and, $320,683 in amortization costs.

During the period the Company incurred $277,801 in administration expenses, compared to $451,521 during the prior period. The reduction is primarily due to a relatively high stock option expense in the 1st quarter of 2007. Mining expenses during the period totaled $718,389, compared to $1,454,453 the previous quarter. The reduction is attributable to a significant reduction in the Company's mining workforce and an increase in exploration expenses. Exploration expenses during the period were $691,635.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007 the Company had current assets of $867,710 compared to current assets of $1,157,603, at the end of the previous quarter. The decrease of is attributable the depletion of cash due to unprofitable mining operations and increased exploration expense. Current assets include $290,673 in flow through financing proceeds (prior quarter $421,169). Current liabilities at June 30, 2007 were $4,456,347 compared to $4,233,693 in Current Liabilities at March 31, 2007. Current liabilities include $2,436,577 representing the current portion of the Convertible Debentures described below. Accounts payable increased $381,057 to $1,321,332 compared to the prior quarter, in part due to accounting costs of $102,000 and diamond drilling costs of $90,000 payable at the end of the period.

On May 31, 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750. The debentures issued are convertible into common shares at $0.305 per share and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue, or November 30, 2007. The debentures bear interest at an annual rate of 11%. At March 31, 2007, 10 of the debentures had been converted. Subsequent to the end of the period, an additional 15 debentures were converted into common stock, such that at time of writing 788 debentures remain outstanding.

At June 30, 2007, the Company had a working capital deficiency of $3,588,637, compared to a $3,076,090 working capital deficiency at March 31, 2007. The increase in the Company's working capital deficiency is attributable to depletion of cash related to unprofitable mining operations carried out during the period and an increase in the current portion of Convertible Debentures recorded at June 30, 2007.

The Convertible Debentures are mature on November 30, 2007, and the Company expects to redeem the debentures, in the event that they do not convert to common shares, from surplus cash generated from gold production. The Company plans to increase its working capital through profitable production of gold, although achievement of profitable production cannot be assured.

During the period the Company closed equity financing of with gross proceeds of $1,470,000 in two tranches. In the first tranche, the Company issued 3,673,000 flow-through units at 27 cents per unit for gross proceeds of $991,710, and 2,098,000 common share units at 23 cents per unit for gross proceeds of $482,540. Each unit includes one-half of one non-transferable share purchase warrant, where each whole warrant entitles the holder to purchase one common share at a price of 35 cents per share for an 18-month period expiring Nov. 8, 2008. Compensation paid on closing of the first tranche consisted of cash commissions totalling $98,588 and 403,970 broker's warrants were issued whereby each warrant entitles the holder to purchase common shares at a price of 23 cents per share for an 18-month period expiring Nov. 8, 2008. All shares issued pursuant to this private placement together with any shares issuable on exercise of warrants have a hold period expiring Sept. 9, 2007.

$158,510 was raised in the second tranche when the Company issued 555,555 flow-through units at 27 cents per unit for gross proceeds of $150,000, and 37,000 common share units at 23 cents per unit for gross proceeds of $8,510. Each unit includes one-half of one non-transferable share purchase warrant, where each whole warrant entitles the holder to purchase one common share at a price of 35 cents per share for an 18-month period expiring Nov. 17, 2008. Compensation paid on closing consisted of cash commissions totalling $6,000 and 22,222 broker warrants were issued whereby each warrant entitles the holder to purchase common shares at a price of 23 cents per share for an 18-month period expiring Nov. 17, 2008.

In spite of the above financing, the Company is experiencing a serious shortage of capital. Currently, the Company does not have sufficient capital to achieve its goal of developing the East Bain Vein through to production. Management anticipates that an additional $1 million will be required to achieve production at the East Bain Vein. To cure this capital shortage, management is aggressively seeking an infusion of additional equity financing. On July 23, 2007, the Company signed a firm underwriting agreement with Northern Securities Inc. to raise $1.02 million in non-flow-through funding. At time of writing, the financing had not yet closed.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE PERIOD

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines. No changes were required to the significant accounting policies during the current period.

Risks and Uncertainties

Gold Price

The Company's profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect the Company's profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of The Company, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain liability insurance to cover liability risk. We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or provincial air, water quality and mine reclamation rules and permits. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect the Company's financial condition, liquidity or results of operations.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and other key management personnel have conducted an evaluation of the effectiveness of the Company's of the Company's disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company's disclosure controls and procedures were effective as at March 31, 2007, to provide reasonable assurance that all material financial information relating to the Company was made know to the CEO and the CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the year ended March 31, 2007.

The Company evaluated the design of its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended December 31, 2006 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal controls deficiencies which are not atypical for a company this size including lack of segregation of duties due to limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues.

There have been no significant changes to the Company's internal controls over financial reporting in the quarter ended March 31, 2007.

This MD&A was reviewed and approved by the Audit Committee and Board of Directors and is effective as of May 15, 2007.

Cautionary Statement on Looking Forward Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our annual information form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law.

All forward-looking statements and information made in this document are qualified by this cautionary statement. The Company's consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

RELATED PARTY TRANSACTIONS

During the prior period the Company billed and collected $20,644 (Q1-$38,721 2006 -$66,286; 2005 - $54,600; 2004 - $39,000) from a company with common directors for office rent and administrative services. In the prior period,

$200,000 was billed and collected from the related company as a prepayment for future services based on a greed upon amount of $10,000 per month for 20 months. This prepayment is reflected in the Company's books as an accrued liability.

As at June 30, 2007, the Company had advanced $124,885 (2006 - $167,670, 2005 - $Nil) for ore hauling, road maintenance and other mine operations services to an entity owned by a related party. Total payments to this entity during the year were $289,893, including the above-mentioned advance.

INVESTOR RELATIONS

Investor relations activity during the year consisted primarily of routine, in-house shareholder communications.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending June 30, 2007.

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 15th day of August, 2007

/s/ David H. Brett_____
David H. Brett
President & CEO

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Leanora Brett, the issuer, CFO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending June 30, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 15th day of August, 2007

/s/ Leanora Brett_____
Leanora Brett
CFO